Exhibit 2

First Quarter Results 2020

CEMEX
UWAGA

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail: ir@cemex.com

First Quarter Results 2020

Stock Listing Information	Investor Relations
NYSE (ADS)	In the United States:
Ticker: CX	+ 1 877 7CX NYSE
Mexican Stock Exchange	In Mexico:
Ticker: CEMEXCPO	+ 52 (81) 8888 4292
Ratio of CEMEXCPO to CX = 10:1	E-Mail: ir@cemex.com

Operating and financial highlights

	January - March				First Quarter

	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Consolidated cement volume	14,667	14,712	(0%)		14,667	14,712	(0%)
Consolidated ready-mix volume	11,675	11,766	(1%)		11,675	11,766	(1%)
Consolidated aggregates volume	31,392	31,616	(1%)		31,392	31,616	(1%)
Net sales	3,085	3,094	(0%)	2%	3,085	3,094	(0%)	2%
Gross profit	966	972	(1%)	3%	966	972	(1%)	3%
as % of net sales	31.3%	31.4%	(0.1pp )		31.3%	31.4%	(0.1pp )
Operating earnings before other expenses, net	260	291	(10%)	(6%)	260	291	(10%)	(6%)
as % of net sales	8.4%	9.4%	(1.0pp )		8.4%	9.4%	(1.0pp )
Controlling interest net income (loss)	42	39	9%		42	39	9%
Operating EBITDA	534	546	(2%)	1%	534	546	(2%)	1%
as % of net sales	17.3%	17.6%	(0.3pp )		17.3%	17.6%	(0.3pp )
Free cash flow after maintenance capital	(215)	(337)	36%		(215)	(337)	36%
expenditures
Free cash flow	(276)	(373)	26%		(276)	(373)	26%
Total debt plus perpetual notes	12,143	11,673	4%		12,143	11,673	4%
Earnings (loss) of continuing operations per ADS	0.01	(0.02)	N/A		0.01	(0.02)	N/A
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.01	(0.01)	N/A		0.01	(0.01)	N/A
Average ADSs outstanding	1,517	1,532	(1%)		1,517	1,532	(1%)
Employees	40,856	41,054	(0%)		40,856	41,054	(0%)

This information does not include discontinued operations. Please see page 13 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 12 for end-of quarter CPO-equivalent units outstanding.

(1)	For the period of January-March 2020, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted gain per share.

Consolidated net sales in the first quarter of 2020 remained flat reaching US$3.1 billion, an increase of 2% on a like-to-like basis for ongoing operations and adjusting for foreign exchange fluctuations, compared with the first quarter of 2019. Higher prices of our products in local-currency terms in most of our regions, as well as higher volumes for our three core products in our U.S. and Asia Middle East & Africa regions as well as higher cement volumes in Mexico, were partially offset by lower volumes in our Europe and South, Central America and the Caribbean regions.

Cost of sales, as a percentage of net sales, increased by 0.1pp during the first quarter of 2020 compared with the same period last year, from 68.6% to 68.7%. The increase was mainly driven by higher cost of purchased cement as well as higher freight costs in ready-mix, partially offset by lower energy costs.

Operating expenses, as a percentage of net sales, increased by 0.9pp during the first quarter of 2020 compared with the same period in 2019, from 22.0% to 22.9%, mainly due to higher distribution expenses.

Operating EBITDA reached US$534 million during the first quarter of 2020 compared with the same period last year, an increase of 1% on a like-to-like basis for ongoing operations and adjusting for foreign-exchange fluctuations. Higher contributions from our U.S. and Asia, Middle East & Africa regions, were partially offset by the rest of our regions.

Operating EBITDA margin decreased by 0.3pp, from 17.6% in the first quarter of 2019 to 17.3% this quarter.

Other expenses, net, for the quarter were US$43 million, which includes severance payments, COVID-19 contingency expenses and others.

Foreign exchange results for the quarter was a gain of US$52 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the U.S. dollar.

Controlling interest net income (loss) was an income of US$42 million in the first quarter of 2020, compared with an income of US$39 million in the same quarter of 2019. The higher income primarily reflects lower financial expenses, a positive variation in foreign exchange fluctuations and in equity in gain of associates, lower income tax and higher non-controlling interest net income, partially offset by lower operating earnings and negative variations in results from financial instruments and discontinued operations.

Net debt plus perpetual notes decreased by US$112 million during the quarter.

2020 First Quarter Results	Page 2

Operating results

Mexico

	January - March				First Quarter

	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	685	706	(3%)	4%	685	706	(3%)	4%
Operating EBITDA	233	255	(9%)	(2%)	233	255	(9%)	(2%)
Operating EBITDA margin	34.0%	36.1%	(2.1pp )		34.0%	36.1%	(2.1pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates

Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	2%	2%	(2%)	(2%)	(2%)	(2%)
Price (USD)	(7%)	(7%)	(5%)	(5%)	(2%)	(2%)
Price (local currency)	(0%)	(0%)	1%	1%	5%	5%

In Mexico, our cement volumes increased by 2% during the quarter while both ready-mix and aggregates declined by 2% in the same period. Bagged cement demand drove the improvement in our cement volumes.

Sequential prices, in local-currency terms, increased for our three core products reflecting price increases implemented at the beginning of the year.

United States

	January - March				First Quarter

	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	965	855	13%	13%	965	855	13%	13%
Operating EBITDA	163	123	33%	33%	163	123	33%	33%
Operating EBITDA margin	16.9%	14.3%	2.6pp		16.9%	14.3%	2.6pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates

Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	10%	10%	9%	9%	10%	10%
Price (USD)	3%	3%	3%	3%	3%	3%
Price (local currency)	3%	3%	3%	3%	3%	3%

The strong results of the United States business in the quarter reflect the continuation of the demand momentum experienced in fourth quarter coupled with better weather conditions. Cement and aggregates volumes increased 10% on a like-to-like basis while ready-mix volumes rose 9%. The drivers of demand in the quarter were residential and infrastructure activity.

Pricing for cement, ready-mix and aggregates in the quarter was stable sequentially..

2020 First Quarter Results	Page 3

Operating results

South, Central America and the Caribbean

	January - March				First Quarter

	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	373	427	(13%)	(8%)	373	427	(13%)	(8%)
Operating EBITDA	91	103	(12%)	(8%)	91	103	(12%)	(8%)
Operating EBITDA margin	24.3%	24.1%	0.2pp		24.3%	24.1%	0.2pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates

Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(10%)	(10%)	(24%)	(24%)	(28%)	(28%)
Price (USD)	(2%)	(2%)	(9%)	(9%)	1%	1%
Price (local currency) (*)	4%	4%	(1%)	(1%)	10%	10%

In our South, Central America and the Caribbean region, our domestic gray cement volumes declined 10% during the quarter impacted by the government measures taken to contain the spread of the virus. Local-currency prices were higher in certain markets like Colombia and Dominican Republic, with increases in cement of 9% and 13%, respectively.

During the quarter, demand for our products in Colombia started strong driven by 4G projects as well as self-construction activity. However, towards the end of March, regional volumes were impacted significantly due the COVID-19 in most of our markets.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

Europe

	January - March				First Quarter

	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	651	685	(5%)	(2%)	651	685	(5%)	(2%)
Operating EBITDA	44	49	(11%)	(7%)	44	49	(11%)	(7%)
Operating EBITDA margin	6.8%	7.2%	(0.4pp )		6.8%	7.2%	(0.4pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates

Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	1%	1%	(7%)	(7%)	(8%)	(8%)
Price (USD)	(1%)	(1%)	(3%)	(3%)	(2%)	(2%)
Price (local currency) (*)	3%	3%	0%	0%	1%	1%

In the Europe region, domestic gray cement volumes were up 1% year-over-year with solid growth in our Central European markets driven primarily by continued work in the infrastructure sector, partially offset by declines in UK and Spain. Ready-mix and aggregates volumes for the region were down 7% and 8%, respectively, on a year-over-year basis, reflecting primarily the impact of COVID-19 restrictive measures in France and Spain during March.

Regional prices in local-currency terms for our three core products were up during the quarter, both sequentially and on a year-over-year basis.

Significant deceleration in construction activity observed in France, Spain and the UK as a result of the implementation of stringent COVID-19 measures during March. Fewer restrictions imposed in rest of portfolio with less disruptions to the industry.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rate

2020 First Quarter Results	Page 4

Operating results

Asia, Middle East and Africa

	January - March				First Quarter

	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	352	347	2%	(2%)	352	347	2%	(2%)
Operating EBITDA	60	54	12%	9%	60	54	12%	9%
Operating EBITDA margin	17.0%	15.5%	1.5pp		17.0%	15.5%	1.5pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates

Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	2%	2%	2%	2%	7%	7%
Price (USD)	(5%)	(5%)	5%	5%	10%	10%
Price (local currency) (*)	(9%)	(9%)	2%	2%	7%	7%

In Asia, Middle East and Africa, both our regional cement and ready-mix volumes increased by 2% while our aggregates volumes increased by 7% during the first quarter. Local-currency prices increased by 2% in ready-mix and by 7% in aggregates and declined by 9% in cement.

In the Philippines, domestic gray cement volumes declined by 4% during the quarter while our cement prices, in local-currency terms, declined 6% due to competitive dynamics. An 8% increase in cement volumes during the first two months of the year was more than offset by the lockdown in Luzon during March.

Our ready-mix and aggregates volumes in Israel increased by 11% and by 8%, respectively, during the first quarter of 2020. The infrastructure sector was the main driver for growth, closely followed by the housing and commercial sectors.

In Egypt, cement volumes increased by 11% supported mainly by the informal sector, while our prices remained relatively stable during the quarter. The 3% sequential decline in cement prices is mainly due to a product-mix effect.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 First Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - March			First Quarter

	2020	2019	% var	2020	2019	% var
Operating earnings before other expenses, net	260	291	(10%)	260	291	(10%)
+ Depreciation and operating amortization	273	255		273	255
Operating EBITDA	534	546	(2%)	534	546	(2%)
- Net financial expense	172	179		172	179
- Maintenance capital expenditures	123	120		123	120
- Change in working capital	410	526		410	526
- Taxes paid	41	38		41	38
- Other cash items (net)	14	22		14	22
- Free cash flow discontinued operations	(12)	(1)		(12)	(1)
Free cash flow after maintenance capital expenditures	(215)	(337)	36%	(215)	(337)	36%
- Strategic capital expenditures	61	36		61	36
Free cash flow	(276)	(373)	26%	(276)	(373)	26%

In millions of U.S. dollars, except percentages.

During the quarter, we paid US$521 million of convertible securities due in March 2020 with the cash balance as of the end of 2019, which included a reserve for these securities. During March, we drew down US$1.12 billion under our committed revolving credit facility and other credit lines to strengthen our cash position. In addition, we received close to US$500 million from the divestment of the cement plant in Kentucky and related assets.

Our free cash flow deficit during the quarter reflects the seasonality in our working-capital requirements.

Total debt plus perpetual notes during the quarter reflects a favorable foreign-exchange conversion effect of US$100 million.

Information on debt and perpetual notes

	First Quarter			Fourth Quarter

	2020	2019	% var	2019
Total debt (1)	11,701	11,231	4%	11,213
Short-term	4%	12%		8%
Long-term	96%	88%		92%
Perpetual notes	441	443	(0%)	443
Total debt plus perpetual notes	12,143	11,673	4%	11,656
Cash and cash equivalents	1,387	301	361%	788
Net debt plus perpetual notes	10,756	11,372	(5%)	10,868
Consolidated funded debt (2)	10,751	10,955		10,524
Consolidated leverage ratio (2)	4.40	3.88		4.17
Consolidated coverage ratio (2)	3.87	4.28		3.86

In millions of U.S. dollars, except percentages and ratios.

	First Quarter

	2020	2019
Currency denomination
U.S. dollar	69%	61%
Euro	22%	29%
Mexican peso	0%	1%
Other	8%	9%
Interest rate(3)
Fixed	70%	70%
Variable	30%	30%

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April and November 2019.
(3)	Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million.

2020 First Quarter Results	Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - March				First Quarter

INCOME STATEMENT	2020	2019	% var	like-to-like % var	2020	2019	% var	like-to-like % var
Net sales	3,085,267	3,094,148	(0%)	2%	3,085,267	3,094,148	(0%)	2%
Cost of sales	(2,119,721)	(2,122,593)	0%		(2,119,721)	(2,122,593)	0%
Gross profit	965,546	971,555	(1%)	3%	965,546	971,555	(1%)	3%
Operating expenses	(705,114)	(680,871)	(4%)		(705,114)	(680,871)	(4%)
Operating earnings before other expenses, net	260,432	290,684	(10%)	(6%)	260,432	290,684	(10%)	(6%)
Other expenses, net	(42,746)	(52,508)	19%		(42,746)	(52,508)	19%
Operating earnings	217,686	238,176	(9%)		217,686	238,176	(9%)
Financial expense	(170,244)	(188,980)	10%		(170,244)	(188,980)	10%
Other financial income (expense), net	14,713	1,325	1011%		14,713	1,325	1011%
Financial income	4,926	4,250	16%		4,926	4,250	16%
Results from financial instruments, net	(27,399)	7,649	N/A		(27,399)	7,649	N/A
Foreign exchange results	51,721	4,261	1114%		51,721	4,261	1114%
Effects of net present value on assets and liabilities and others, net	(14,535)	(14,836)	2%		(14,535)	(14,836)	2%
Equity in gain (loss) of associates	4,915	1,210	306%		4,915	1,210	306%
Income (loss) before income tax	67,070	51,730	30%		67,070	51,730	30%
Income tax	(50,027)	(61,932)	19%		(50,027)	(61,932)	19%
Profit (loss) of continuing operations	17,043	(10,202)	N/A		17,043	(10,202)	N/A
Discontinued operations	30,188	64,304	(53%)		30,188	64,304	(53%)
Consolidated net income (loss)	47,231	54,102	(13%)		47,231	54,102	(13%)
Non-controlling interest net income (loss)	5,063	15,267	(67%)		5,063	15,267	(67%)
Controlling interest net income (loss)	42,168	38,835	9%		42,168	38,835	9%
Operating EBITDA	533,797	545,790	(2%)	1%	533,797	545,790	(2%)	1%
Earnings (loss) of continued operations per ADS	0.01	(0.02)	N/A		0.01	(0.02)	N/A
Earnings (loss) of discontinued operations per ADS	0.02	0.04	(53%)		0.02	0.04	(53%)

	As of March 31

BALANCE SHEET	2020	2019	% var
Total assets	28,597,946	28,900,275	(1%)
Cash and cash equivalents	1,386,584	300,941	361%
Trade receivables less allowance for doubtful accounts	1,558,743	1,633,826	(5%)
Other accounts receivable	365,665	311,768	17%
Inventories, net	971,315	1,114,269	(13%)
Assets held for sale	359,048	297,095	21%
Other current assets	135,677	173,500	(22%)
Current assets	4,777,031	3,831,399	25%
Property, machinery and equipment, net	11,071,060	12,019,816	(8%)
Other assets	12,749,855	13,049,061	(2%)
Total liabilities	18,423,280	18,085,989	2%
Current liabilities	4,589,395	5,773,490	(21%)
Long-term liabilities	10,202,024	8,730,473	17%
Other liabilities	3,631,862	3,582,026	1%
Total stockholder’s equity	10,174,666	10,814,286	(6%)
Non-controlling interest and perpetual instruments	1,390,974	1,568,488	(11%)
Total controlling interest	8,783,692	9,245,799	(5%)

2020 First Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter

NET SALES	2020	2019	% var	like-to-like % var	2020	2019	% var	like-to-like % var
Mexico	685,337	706,435	(3%)	4%	685,337	706,435	(3%)	4%
U.S.A.	964,994	854,580	13%	13%	964,994	854,580	13%	13%
South, Central America and the Caribbean	372,572	426,640	(13%)	(8%)	372,572	426,640	(13%)	(8%)
Europe	650,743	685,256	(5%)	(2%)	650,743	685,256	(5%)	(2%)
Asia, Middle East and Africa	351,898	346,533	2%	(2%)	351,898	346,533	2%	(2%)
Others and intercompany eliminations	59,723	74,705	(20%)	(18%)	59,723	74,705	(20%)	(18%)
TOTAL	3,085,267	3,094,148	(0%)	2%	3,085,267	3,094,148	(0%)	2%

GROSS PROFIT
Mexico	355,669	373,086	(5%)	2%	355,669	373,086	(5%)	2%
U.S.A.	231,430	193,452	20%	20%	231,430	193,452	20%	20%
South, Central America and the Caribbean	140,452	158,513	(11%)	(7%)	140,452	158,513	(11%)	(7%)
Europe	138,004	144,606	(5%)	(1%)	138,004	144,606	(5%)	(1%)
Asia, Middle East and Africa	92,097	86,933	6%	2%	92,097	86,933	6%	2%
Others and intercompany eliminations	7,895	14,965	(47%)	(48%)	7,895	14,965	(47%)	(48%)
TOTAL	965,546	971,555	(1%)	3%	965,546	971,555	(1%)	3%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	195,628	216,828	(10%)	(3%)	195,628	216,828	(10%)	(3%)
U.S.A.	55,092	24,694	123%	123%	55,092	24,694	123%	123%
South, Central America and the Caribbean	67,830	78,305	(13%)	(10%)	67,830	78,305	(13%)	(10%)
Europe	(11,196)	(5,748)	(95%)	(93%)	(11,196)	(5,748)	(95%)	(93%)
Asia, Middle East and Africa	36,119	34,137	6%	3%	36,119	34,137	6%	3%
Others and intercompany eliminations	(83,043)	(57,532)	(44%)	(52%)	(83,043)	(57,532)	(44%)	(52%)
TOTAL	260,432	290,684	(10%)	(6%)	260,432	290,684	(10%)	(6%)

2020 First Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - March				First Quarter

OPERATING EBITDA	2020	2019	% var	like-to-like % var	2020	2019	% var	like-to-like % var
Mexico	232,988	255,199	(9%)	(2%)	232,988	255,199	(9%)	(2%)
U.S.A.	162,918	122,611	33%	33%	162,918	122,611	33%	33%
South, Central America and the Caribbean	90,550	102,667	(12%)	(8%)	90,550	102,667	(12%)	(8%)
Europe	43,980	49,423	(11%)	(7%)	43,980	49,423	(11%)	(7%)
Asia, Middle East and Africa	59,978	53,604	12%	9%	59,978	53,604	12%	9%
Others and intercompany eliminations	(56,616)	(37,713)	(50%)	(61%)	(56,616)	(37,713)	(50%)	(61%)
TOTAL	533,797	545,790	(2%)	1%	533,797	545,790	(2%)	1%

OPERATING EBITDA MARGIN
Mexico	34.0%	36.1%			34.0%	36.1%
U.S.A.	16.9%	14.3%			16.9%	14.3%
South, Central America and the Caribbean	24.3%	24.1%			24.3%	24.1%
Europe	6.8%	7.2%			6.8%	7.2%
Asia, Middle East and Africa	17.0%	15.5%			17.0%	15.5%
TOTAL	17.3%	17.6%			17.3%	17.6%

2020 First Quarter Results	Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter

	2020	2019	% var	2020	2019	% var
Consolidated cement volume (1)	14,667	14,712	(0%)	14,667	14,712	(0%)
Consolidated ready-mix volume	11,675	11,766	(1%)	11,675	11,766	(1%)
Consolidated aggregates volume	31,392	31,616	(1%)	31,392	31,616	(1%)

Per-country volume summary

	January - March	First Quarter	First Quarter 2020 vs.

DOMESTIC GRAY CEMENT VOLUME	2020 vs. 2019	2020 vs. 2019	Fourth Quarter 2019
Mexico	2%	2%	(4%)
U.S.A.	10%	10%	4%
South, Central America and the Caribbean	(10%)	(10%)	(8%)
Europe	1%	1%	(10%)
Asia, Middle East and Africa	2%	2%	5%

READY-MIX VOLUME
Mexico	(2%)	(2%)	(5%)
U.S.A.	9%	9%	5%
South, Central America and the Caribbean	(24%)	(24%)	(17%)
Europe	(7%)	(7%)	(15%)
Asia, Middle East and Africa	2%	2%	(5%)

AGGREGATES VOLUME
Mexico	(2%)	(2%)	(8%)
U.S.A.	10%	10%	5%
South, Central America and the Caribbean	(28%)	(28%)	(18%)
Europe	(8%)	(8%)	(14%)
Asia, Middle East and Africa	7%	7%	1%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2020 First Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - March	First Quarter	First Quarter 2020 vs.

DOMESTIC GRAY CEMENT PRICE	2020 vs. 2019	2020 vs. 2019	Fourth Quarter 2019
Mexico	(7%)	(7%)	(4%)
U.S.A.	3%	3%	(1%)
South, Central America and the Caribbean (*)	(2%)	(2%)	1%
Europe (*)	(1%)	(1%)	1%
Asia, Middle East and Africa (*)	(5%)	(5%)	(2%)

READY-MIX PRICE
Mexico	(5%)	(5%)	(6%)
U.S.A.	3%	3%	(1%)
South, Central America and the Caribbean (*)	(9%)	(9%)	(3%)
Europe (*)	(3%)	(3%)	1%
Asia, Middle East and Africa (*)	5%	5%	1%

AGGREGATES PRICE
Mexico	(2%)	(2%)	(2%)
U.S.A.	3%	3%	0%
South, Central America and the Caribbean (*)	1%	1%	3%
Europe (*)	(2%)	(2%)	3%
Asia, Middle East and Africa (*)	10%	10%	7%

Variation in Local Currency
	January - March	First Quarter	First Quarter 2020 vs.

DOMESTIC GRAY CEMENT PRICE	2020 vs. 2019	2020 vs. 2019	Fourth Quarter 2019
Mexico	(0%)	(0%)	3%
U.S.A.	3%	3%	(1%)
South, Central America and the Caribbean (*)	4%	4%	3%
Europe (*)	3%	3%	3%
Asia, Middle East and Africa (*)	(9%)	(9%)	(2%)

READY-MIX PRICE
Mexico	1%	1%	1%
U.S.A.	3%	3%	(1%)
South, Central America and the Caribbean (*)	(1%)	(1%)	1%
Europe (*)	0%	0%	2%
Asia, Middle East and Africa (*)	2%	2%	1%

AGGREGATES PRICE
Mexico	5%	5%	5%
U.S.A.	3%	3%	0%
South, Central America and the Caribbean (*)	10%	10%	6%
Europe (*)	1%	1%	5%
Asia, Middle East and Africa (*)	7%	7%	7%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 First Quarter Results	Page 11

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	First Quarter				Fourth Quarter

	2020		2019		2019
In millions of US dollars.	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	980	130	1,524	(23)	1,154	(67)
Equity related derivatives (2)	72	3	111	7	74	1
Interest rate swaps (3)	1,000	(64)	1,126	(16)	1,000	(35)
Fuel derivatives (4)	185	(27)	104	(1)	96	1
	2,237	42	2,865	(33)	2,324	(100)

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.
(2)	Equity derivatives related with options on the Parent Company own shares and forwards, net of cash collateral, over the shares of Grupo Cementos Chihuahua, S.A.B. de C.V.
(3)	Interest-rate swap derivatives related to bank loans. As of March 31, 2019, included an interest-rate swap derivative related to long-term energy contracts.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of March 31, 2020, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$42 million.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	15,086,590,069
Share repurchase program	378,161,560
3.72% Convertible Notes denominated in U.S. dollars due 2020	940
End-of-quarter outstanding CPO-equivalents	14,708,429,449

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of March 31, 2020 were 20,541,277.

Change in reporting currency to U.S. dollar

In its quarterly report to the Mexican Stock Exchange (Bolsa Mexicana de Valores) for the three-month period ended March 31, 2019, CEMEX informed that based on International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) under International Financial Reporting Standards (“IFRS”) and with the authorization of CEMEX, S.A.B. de C.V.’s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its reporting currency prospectively from the Mexican peso to the United States dollar (the “U.S. dollar”) beginning on March 31, 2019 and for each subsequent period; and established that the new presentation currency is preferable to CEMEX’s stakeholders considering several factors described in such report.

The change in reporting currency does not affect the impact of CEMEX’s transactions in its financial statements, does not affect negatively or positively our financial position, does not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. dollars or other currencies and does not change in any form the several functional currencies used in each unit within CEMEX.

2020 First Quarter Results	Page 12

Other information

Newly issued IFRS effective in 2019

IFRS 16, Leases (“IFRS 16”)

Beginning January 1, 2019, IFRS 16 requires a lessee to recognize, for all leases, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, allowing exemptions in case of leases with a term of up to 12 months or when the underlying asset is of low value. Under this model, the lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases as of January 1, 2017, some of which were further remeasured during 2019 for minor findings and corrections for not significant amounts, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Millions of U.S. dollars)	As of January 1,
Assets for the right-of-use (1)	$851
Deferred tax assets	23
Lease financial liabilities	978
Retained earnings (2)	$(104)

(1)	Includes US$24 million of property, plant and equipment reclassified to assets for the right-of-use related to financial leases at the date of adoption.
(2)

The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

As of March 31, 2020, and 2019, assets for the right-of-use amounted to US$1,226 million and US$ 1,175 million, respectively. In addition, financial liabilities related to lease contracts amounted to US$1,155 million as of March 31, 2020 and US$1,211 million as of March 31, 2019 and were included within “Other financial liabilities.”

Assets held for sale, discontinued operations and other disposal groups

Assets held for sale and discontinued operations

As of March 31, 2020, through an affiliate in the United Kingdom, CEMEX maintained a firm commitment signed on January 8, 2020 with Breedon Group plc for the sale of certain assets for an amount of £155 million (US$192 million), including US$22 million of debt. The assets held for sale mainly consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEXs paving solutions business in the United Kingdom. After completion of the potential divestiture, CEMEX will retain significant operations in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions. As of March 31, 2020, the assets and liabilities associated with this segment in the United Kingdom are presented in the statement of financial position within the line items of “assets held for sale,” including a proportional allocation of goodwill of US$47 million. Moreover, for purposes of the income statements for the three-month periods ended March 31, 2020 and 2019 the operations related to this segment are presented net of tax in the single line item “Discontinued operations.” CEMEX expects to finalize this divestment during the second quarter of 2020.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction was US$499 million before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s income statements for the three-month periods ended March 31, 2020 and 2019 present the operations related to this segment from January 1 to March 6, 2020 and for the three-month period ended March 31, 2019, respectively, net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million (US$36.2 million). CEMEX’s operations of these disposed assets in France for the three-month period ended March 31, 2019 are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million (US$97 million). The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the three-month period ended March 31, 2019 are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

2020 First Quarter Results	Page 13

Other information

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk, for a price in euro equivalent of US$387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX’s 37.8% interest in Akmenes Cementas AB, owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s income statement for the three-month period ended March 31, 2019, include the operations of these disposed assets for the period from January 1 to March 29, 2019 net of income tax in the single line item “Discontinued operations,” including a gain on sale of US$66 million.

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business, except for Mexico and the U.S., for a price of US$180 million, including its Buñol cement plant in Spain and its white cement customers list. The transaction is pending for approval from the Spanish authorities. CEMEX currently expects to close this transaction during the first half of 2020. As of March 31, 2020, the assets and liabilities associated with the white cement business were presented in the statement of financial position within the line items of “assets and liabilities held for sale”, as correspond. Moreover, CEMEX’s operations of these assets in Spain for the three-month periods ended March 31, 2020 and 2019 are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements of CEMEX’s discontinued operations previously mentioned in: a) the United Kingdom for the three-month periods ended March 31, 2020 and 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the three-month period ended March 31, 2019; c) France for the three-month period ended March 31, 2019; d) Germany for the three-month period ended March 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) Spain for the three-month periods ended March 31, 2020 and 2019:

INCOME STATEMENT	Jan-Mar		First Quarter
(Millions of U.S. dollars)	2020	201	2020	201
Sales	87	173	87	173
Cost of sales and operating	(81)	(171)	(81)	(171)
Other income (expenses), net	(0)	0	(0)	0
Interest expense, net and others	6	(0)	6	(0)
Income before income tax	12	2	12	2
Income tax	0	(0)	0	(0)
Income from discontinued operations	12	2	12	2
Net gain on sale	18	62	18	62
Income from discontinued operations	30	64	30	64

Assets held for sale and related liabilities

As of March 31, 2020, CEMEX presents “Assets held for sale” and “Liabilities directly related to assets held for sale,” as correspond, in connection with the following transactions: a) the sale of assets in the United Kingdom; and b) the sale of the white cement business in Spain, all described above.

As of March 31, 2020, the following table presents condensed combined information of the statement of financial position for the assets held for sale in the United Kingdom and Spain, as mentioned above:

(Millions of U.S. dollars)	1Q20
Current assets	18
Non-current assets	291
Total assets of the disposal group	309
Current liabilities	5
Non-current liabilities	17
Total liabilities directly related to disposal group	22
Total net assets of disposal group	287

2020 First Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equals investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equals investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates

	January - March		First Quarter		First Quarter

	2020	2019	2020	2019	2020	2019
	Average	Average	Average	Average	End of period	End of period
Mexican peso	20.72	19.27	20.72	19.27	23.68	19.4
Euro	0.9076	0.8807	0.9076	0.8807	0.907	0.8914
British pound	0.7819	0.7606	0.7819	0.7606	0.8057	0.7676

Amounts provided in units of local currency per U.S. dollar.

2020 First Quarter Results	Page 15